

December 31, 2020

Jean-Jacques Charhon
Chief Financial Officer
Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202

> **Re: Laureate Education, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-38002**

Dear Mr. Charhon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2019

Board Committees, page 13

1. In future filings, please discuss whether, and if so how, your nominating and governance committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Exhibits

2. We note that Article X of your Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Corporation." In future filings, please disclose whether this provision applies to actions arising under the Exchange Act and the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If

this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In future filings, please include disclosure to address any questions of enforceability. In addition, you should also consider providing risk factor disclosure in future filings, as applicable, that discusses the risks to investors of limiting the forums in which to bring claims.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services